UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                         WHEREHOUSE ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    963281100
                                 (CUSIP Number)

                             Joel A. Poretsky, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 963281100


1        NAMES OF REPORTING PERSONS
                  A&M INVESTMENT ASSOCIATES #3, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  13-3926181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) / /
                                                  (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  SC;OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           Common Stock:  2,278,387 shares

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           Common Stock:  2,278,387 shares

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock:  2,278,387 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           19.07%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No. 963281100


1        NAME OF REPORTING PERSON
                  A&M INVESTMENT ASSOCIATES #4, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) / /
                                                  (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           Common Stock:  385,542 shares

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           Common Stock:  385,542 shares

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock:  385,542 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.59%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No. 963281100


1        NAME OF REPORTING PERSON
                  A&M INVESTMENT ASSOCIATES #8, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) / /
                                                   (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           Common Stock:  16,000 shares

         8        SHARED VOTING POWER


         9        SOLE DISPOSITIVE POWER
                           Common Stock:  16,000 shares

         10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock:  16,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .15%

14       TYPE OF REPORTING PERSON
                  OO

                                  SCHEDULE 13D

CUSIP No.  963281100


1        NAME OF REPORTING PERSON
                  ANTONIO C. ALVAREZ, II

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) / /
                                                   (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  SC;OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER

         8        SHARED VOTING POWER
                           Common Stock: 2,679,929 shares

         9        SOLE DISPOSITIVE POWER

         10       SHARED DISPOSITIVE POWER
                           Common Stock: 2,679,929 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock:  2,679,929 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.43%

14       TYPE OF REPORTING PERSON
                  IN

                                  SCHEDULE 13D

CUSIP No.  963281100


1        NAME OF REPORTING PERSON
                  BRYAN P. MARSAL

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) / /
                                                  (b) /X/
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  SC;OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER

         8        SHARED VOTING POWER
                           Common Stock:             2,679,929 shares

         9        SOLE DISPOSITIVE POWER

         10       SHARED DISPOSITIVE POWER
                           Common Stock:             2,679,929 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Common Stock:  2,679,929 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
                  / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.43%

14       TYPE OF REPORTING PERSON
                  IN

Item 2.  Identity and Background

                  The first paragraph of Item 2. is hereby amended and restated as follows:

                  This statement is filed jointly by A&M Investment Associates #3, LLC ("A&M #3"), A&M Investment Associates #4, LLC ("A&M #4"), A&M Investment Associates #8, LLC ("A&M #8"), Antonio C. Alvarez, II ("Alvarez") and Bryan P. Marsal ("Marsal") (collectively, the "Reporting Persons"). Alvarez and Marsal are each United States citizens. A&M #3, A&M #4 and A&M #8 are each Delaware limited liability companies.

                  The second paragraph of Item 2. is hereby amended and restated as follows:


                  A&M #3, A&M #4 and A&M #8 were formed by Alvarez and Marsal for the purpose of acquiring securities of the Issuer. The members of A&M #3, A&M #4 and A&M #8 are Alvarez Family Partners L.P., Marsal Family Colorado Partners L.P., certain employees of Alvarez & Marsal, Inc. ("A&M"), a corporation wholly owned by Alvarez and Marsal, and certain family members of Alvarez and Marsal who are also employees of A&M. Alvarez and Marsal are the managers of A&M #3, A&M #4 and A&M #8. The business address of the Reporting Persons is c/o Alvarez & Marsal, Inc., 599 Lexington Avenue, Suite 2700, New York, New York 10022.


Item 3.  Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended to add the following:

                  On May 28, 1998, A&M #8 purchased from Cerberus Partners, L.P. ("Cerberus"), a Delaware limited partnership, 16,000 shares of common stock of the Issuer for a purchase price of $238,000. A&M #8 paid $83,300 in cash and financed the balance of the purchase price ($154,700) through a loan obtained from Madeleine, LLC ("Madeleine"), an affiliate of Cerberus, in exchange for a Secured Non-Recourse Promissory Note. To secure said note, the purchased stock was pledged as collateral.

Item 5.  Interest in Securities of the Issuer

                  (a) and (b)

                  As of the date hereof, A&M #3, Alvarez and Marsal are deemed to own 2,278,387 shares of common stock of the

                  Issuer, which number includes an option to purchase 1,199,151 shares of common stock exercisable within sixty days herefrom, representing 19.07% of the total outstanding stock of the Issuer as reported in the Issuer's most recent Quarterly Report on Form 10-Q. A&M #3 is deemed to be the direct beneficial owner, and Alvarez and Marsal are deemed to be the indirect beneficial owners, of these shares. Alvarez and Marsal share the exclusive power to direct the vote and direct the disposition of these shares by A&M #3.

                  As of the date hereof, A&M #4, Alvarez and Marsal are deemed to own 385,542 shares of common stock of the Issuer, representing 3.59% of the total outstanding stock of the Issuer as reported in the Issuer's most recent Quarterly Report on Form 10-Q. A&M #4 is deemed to be the direct beneficial owner, and Alvarez and Marsal are deemed to be the indirect beneficial owners, of these shares. Alvarez and Marsal share the exclusive power to direct the vote and direct the disposition of these shares by A&M #4.

                  As of the date hereof, A&M #8, Alvarez and Marsal are deemed to own 16,000 shares of common stock of the Issuer, representing .15% of the total outstanding stock of the Issuer as reported in the Issuer's most recent Quarterly Report on Form 10-Q. A&M #8 is deemed to be the direct beneficial owner, and Alvarez and Marsal are deemed to be the indirect beneficial owners, of these shares. Alvarez and Marsal share the exclusive power to direct the vote and direct the disposition of these shares by A&M #8.

                  The 2,679,929 shares of common stock of the Issuer of which Alvarez and Marsal are deemed to be the indirect beneficial owners represent approximately 22.43% of the total outstanding stock of the Issuer as reported in the Issuer's most recent Quarterly Report on Form 10-Q.

         (c) Neither the Reporting Persons, nor any of their affiliates, have effected any transaction in the Issuer's stock within the past 60 days.

         (d) The Reporting Persons have no knowledge of any other persons who might have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

                  The information set forth in Item 3 and Item 5 above is hereby incorporated by reference herein.

                  On April 30, 1998, in order to amend Section 4(b) of the Management Services Agreement, dated as of January 31, 1997, among the Issuer, A&M, A&M #3 and Alvarez ("the Management Agreement"), which provides a mechanism for adjusting upward or downward the number of shares of Common Stock of the Issuer purchased by A&M #3 (the "A&M Shares") pursuant to a Stock Subscription Agreement between the Issuer and A&M #3, dated as of January 31, 1997 (the "Subscription Agreement"), the Issuer, A&M, A&M #3 and Alvarez entered into a Second Amendment to the Management Agreement. As so amended, Section 4(b) of the Management Agreement provides that the number of shares purchased by A&M #3 pursuant to the Subscription Agreement (1,100,000 shares) shall be adjusted upward or downward such that the total number of A&M Shares is equal to 10% of the sum of (i) the shares of Common Stock ultimately issued under the Issuer's plan of reorganization (the "Reorganization Plan"), (ii) the quotient of (X) the amount in dollars paid to the holders of allowed general unsecured claims under the Reorganization Plan divided by (Y) $8.36, and
                  (iii) the total number of A&M Shares as adjusted hereby. On December 10, 1998, pursuant to the above formula and based upon distributions to and cash settlements by creditors of the Issuer as of September 30, 1998, a 20,764 share downward adjustment was made. Accordingly, A&M #3 returned 20,764 shares of Common Stock of the Issuer to the Issuer. Further adjustments may be necessary for any additional distributions or settlements pursuant to the Reorganization Plan occurring after September 30,1998.

                  Pursuant to the terms of the First Amendment to NonTransferable Stock Option Agreement, dated as of April 30, 1998, between the Issuer and A&M#3, Section 8(a) of the Non-Transferable Stock Option Agreement (the "Option Agreement"), dated as of January 31, 1997, between the Issuer and A&M #3, which provides a mechanism for adjusting upward or downward the number of shares of Common Stock of the Issuer purchasable under the Option Agreement and the exercise prices therefor, was amended to conform to the original intent of the parties. On December 10, 1998, in accordance with the adjustment provisions of the Option Agreement, an interim adjustment was made to the number of shares purchasable upon exercise of the option. After the adjustment, options to acquire 331,127 shares have an exercise price of $8.80 per share, options to acquire 331,127 shares have an exercise price of $10.66 per share, and options to acquire 331,127 shares have an exercise price of $12.97 per share. Further adjustments may be necessary for any additional distributions or settlements pursuant to the Reorganization Plan occurring after September 30,1998.

                  On May 28, 1998, A&M #8 purchased from Cerberus 16,000 shares of common stock of the Issuer. A&M #8 paid $83,300 in cash and financed the balance of the purchase price ($154,700) through a loan obtained from Madeleine pursuant to a Term Loan Agreement, dated May 28, 1998, between A&M #8 and Madeleine and the A&M Stock Pledge and Account Agreement, dated May 28, 1998, between A&M #8 and Madeleine, in exchange for a Secured Non-Recourse Promissory Note of A&M #8. To secure this note, the purchased stock was pledged under the A&M Stock Pledge and Account Agreement to Madeleine as collateral. Upon the occurrence of an event of default under this agreement, A&M #8 will cease to hold the right to vote the pledged stock and the right to transfer said stock shall vest in Madeleine.

                  The discussion herein of the Second Amendment to the Management Services Agreement, the First Amendment to Non-Transferable Stock Option Agreement, the Term Loan Agreement and the A&M Stock Pledge and Account Agreement is subject to and qualified in its entirety by reference to such agreements, forms of which are filed as exhibits to this
                  Schedule 13D and are incorporated herein by reference.

                  Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

                  The  documents  listed  below  are filed as  exhibits  to this
                  Schedule 13D:

                  Exhibit 8. Amended and Restated Joint Filing Agreement between Reporting Persons, dated April 9, 1999

                  Exhibit 9. Second Amendment to Management Services Agreement, dated as of April 30, 1998, among the Issuer, A&M, A&M #3 and Alvarez (Incorporated by reference to Exhibit 10.4 of Issuer's Annual Report on Form 10-K dated April 30,1998)

                  Exhibit 10.       First Amendment to Non-Transferable
                                    Stock  Option  Agreement,  dated as of April
                                    30,  1998,  between  the  Issuer  and A&M #3
                                    (Incorporated by reference to

                                    Exhibit 10.10 of Issuer's Annual Report
                                    on Form 10-K dated April 30,1998)

                  Exhibit 11. Form of Term Loan Agreement between A&M #8 and Madeleine, dated May 28, 1998

                  Exhibit 12. Form of A&M #8 Secured Non-Recourse Promissory Note Due January 31, 2004

                  Exhibit 13. Form of A&M Stock Pledge and Account Agreement between A&M #8 and Madeleine, dated May 28, 1998

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 9, 1999

                                      A&M INVESTMENT ASSOCIATES #3, LLC


                                      By:\s\ Bryan P. Marsal
                                          ------------------------------
                                         Name: Bryan P. Marsal
                                         Title: Manager

                                      A&M INVESTMENT ASSOCIATES #4, LLC


                                      By:\s\ Bryan P. Marsal
                                          ------------------------------
                                         Name: Bryan P. Marsal
                                         Title: Manager

                                      A&M INVESTMENT ASSOCIATES #8, LLC


                                      By:\s\ Bryan P. Marsal
                                          ------------------------------
                                         Name: Bryan P. Marsal
                                         Title: Manager

                                      \s\ Antonio C. Alvarez
                                      -----------------------------------
                                      ANTONIO C. ALVAREZ, II

                                      \s\ Bryan P. Marsal
                                      -----------------------------------
                                      BRYAN P. MARSAL